Exhibit 99.1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

OMEGA FUND VI, L.P.

Signature: /s/ Otello Stampacchia
Name/Title: Otello Stampacchia, Director of General Partner of General Partner
Date: April 21, 2026

OMEGA FUND VI GP, L.P.

Signature: /s/ Otello Stampacchia
Name/Title: Otello Stampacchia, Director of General Partner
Date: April 21, 2026

OMEGA FUND VI GP MANAGER, LTD.

Signature: /s/ Otello Stampacchia
Name/Title: Otello Stampacchia, Director
Date: April 21, 2026

CLAUDIO NESSI

Signature: /s/ Otello Stampacchia
Name/Title: Otello Stampacchia, Attorney-in-Fact
Date: April 21, 2026

OTELLO STAMPACCHIA

Signature: /s/ Otello Stampacchia
Name/Title: Otello Stampacchia
Date: April 21, 2026